UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

March 10, 2008
(Date of Report)
(Date of earliest event reported)

JOHN WILEY & SONS, INC.

(Exact name of registrant as specified in its charter)

New York
(State or jurisdiction of incorporation)

0-11507

Commission File Number

111 River Street, Hoboken NJ

Address of principal executive offices

13-5593032

IRS Employer Identification Number

07030

Zip Code

Registrant's telephone number, including area code: **(201) 748-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
  [ ] Written communications pursuant to Rule 425 under the Securities Act(17 CFR 230.425)
  [ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17 CFR 240.14a-12)
  [ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
      (17 CFR 240.14d-2(b))
  [ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
      (17 CFR   240.13e-4(c))

This is the first page of a 16-page document.

ITEM 9:   REGULATION FD DISCLOSURE

The information in this report is being furnished (i) pursuant to Regulation FD, and (ii) pursuant to item 12 Results of Operation and Financial Condition (in accordance with SEC interim guidance issued March 28, 2003). In accordance with General Instructions B.2 and B.6 of Form 8-K, the information in this report shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1934, as amended. The furnishing of the information set forth in this report is not intended to, and does not, constitute a determination or admission as to the materiality or completeness of such information.

On March 10, 2008, John Wiley & Sons Inc., a New York corporation (the "Company"), issued a press release announcing the Company's financial results for the third quarter of fiscal year 2008. A copy of the Company's press release is attached hereto as Exhibit 99.1 and incorporated.

Exhibit No.   Description

99.1   Press release dated March 10, 2008 titled "John Wiley and Sons, Inc., Reports Revenue and Earnings Growth Increases Guidance for the Blackwell Acquisition" (furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and not deemed incorporated by reference in any filing under the Securities Act of 1934, as amended).

Ellis E. Cousens,
Executive Vice President;
Chief Financial & Operations Officer
Wiley
(201) 748-6534

John Wiley & Sons, Inc.
Reports Revenue and Earnings Growth
Increases Guidance for the Blackwell Acquisition

Hoboken, N.J., March 11, 2008 — John Wiley & Sons, Inc. (NYSE:JWa) (NYSE:JWb) today announced that revenue for the third quarter and nine months of fiscal year 2008 advanced 45% to $429 million and 47% to $1.2 billion, respectively. Blackwell Publishing Ltd. (Blackwell), which was acquired in February 2007, contributed revenue of $115 million in the quarter and $347 million in the year-to-date period. Excluding Blackwell, revenue for both the third quarter and nine months increased 6% over prior year. Excluding Blackwell and the favorable effect of foreign exchange, revenue in the third quarter and nine months increased over prior year by 3% and 4%, respectively.

Earnings per diluted share (EPS) for the third quarter and nine months of fiscal year 2008 were $0.67 and $2.00, respectively. The Blackwell acquisition was accretive to EPS by $0.09 in the quarter and $0.18 in the year-to-date period, excluding certain tax benefits. The United Kingdom and Germany passed new corporate income tax legislation that favorably affected Wiley's reported results for the nine months of fiscal year 2008. Excluding certain one-time tax benefits and Blackwell, adjusted EPS increased 7% to $0.59 in the third quarter and 9% to $1.50 for the nine months.

"Wiley's top-line growth continues to be driven primarily by the acquisition of Blackwell. We have made significant progress with the integration. Book distribution and customer service have been fully integrated into Wiley's operations in the U.S., Canada, Europe, Asia and Australia. Journal production is being transferred in phases to Blackwell's operations in Singapore. Finance has been consolidated in the U.S. and the U.K. We are implementing our plan to launch a new online platform to replace *Wiley InterScience* and Blackwell's *Synergy*," said William J. Pesce, Wiley's President & CEO.

Mr. Pesce continued, "As we consolidate systems and combine activities globally, we are eliminating expenses related to maintenance, support and licensing, while discontinuing some third party relationships. As expected, the integration process has resulted in redundancies that have affected Wiley and Blackwell colleagues around the world."

Mr. Pesce added, "Professional/Trade revenue increased in the quarter. Year-to-date results remain well ahead of prior year and industry performance. U.S. Scientific, Technical and Medical revenue increased slightly in the quarter, as modest journal top-line growth, was largely offset by softness in book sales. Globally, Scientific, Technical and Medical revenue advanced 5% in the quarter. Higher Education showed signs of a recovery in the quarter, bringing year-to-date revenue essentially on par with prior year".

Mr. Pesce concluded, "Based on year-to-date results, leading indicators and market conditions, we expect fiscal year 2008 revenue growth in the mid single digits and EPS growth in the low double digits, excluding the Blackwell acquisition and one-time tax benefits. We are currently projecting that Blackwell revenue will be approximately $470 million and that the acquisition will be accretive to EPS by at least $0.20, which represent improvements from our previous guidance".

Segment Results
In connection with the integration of Blackwell, we have realigned the reporting structure of certain accounts in our summary of operations and segment reporting and realigned certain product lines in segment reporting to correspond with management responsibility. All prior year periods have been restated for comparability. These changes had no impact on Wiley's net income and EPS.

Professional/ Trade (P/T)
Wiley's U.S. P/T revenue for the third quarter advanced 2% over the prior year to $103 million, mainly due to growth in the business and consumer programs, partially offset by softness in technology and higher sales returns. For the nine months, revenue increased 5% to $302 million. P/T's year-to date growth was driven by strong sales in business, consumer and technology, partially offset by higher sales returns. Licensing of rights worldwide and branded web site content continued to have a positive effect on results. Global P/T revenue advanced 6% for the quarter and 7% for the nine-month period.

Direct contribution to profit for the third quarter and nine-month period increased 8% and 14%, respectively. In addition to top-line growth, the improvement over the prior year periods was due to a $5 million bad debt provision recorded in the third quarter of fiscal year 2007 related to the bankruptcy of Advanced Marketing Services and a $2 million recovery of that bad debt in the second quarter of the current fiscal year. Excluding these items, the increase in direct contribution to profit for the nine months was consistent with revenue growth. On the same basis, third quarter direct contribution to profit declined, reflecting lower gross margins due to product mix and the timing of advertising costs.

Third quarter highlights include the publication of *Trump Never Give Up: How I Turned My Biggest Challenges into Success* by Donald Trump; *Extraordinary Circumstances: The Journey of a Corporate Whistleblower* by Cynthia Cooper; *Leaders at All Levels: Deepening Your Talent Pool to Solve the Succession Crisis* by Ram Charan; *Ready, Fire, Aim: Zero to $100 Million in No Time Flat* by Michael Masterson; *PCs All-In-One Desk Reference for Dummies*, 4th edition by Mark Chambers; *Sustainable Urbanism: Urban Design with Nature* by Doug Farr; *Weight Watchers Start Living, Start Losing: Inspirational Stories That Will Motivate You Now* by Weight Watchers; *Garde Manger: The Art and Craft of the Cold Kitchen,* 3rd edition and *Techniques of Healthy Cooking*, 3rd edition, both by The Culinary Institute of America; *Handbook of Personality Assessment* by Irving B. Weiner and Roger L. Greene; and *Foundations of Counseling and Psychotherapy: Evidence-Based Practices for a Diverse Society* by David Sue and Diane M. Sue.

Several P/T titles received considerable media and customer attention. *Never Give Up: My Stroke, My Recovery, and My Return to the NFL* by Patriots linebacker Tedy Bruschi received national and local media coverage, including *USA Today, New York Daily News* and the NFL Network. Pauline Frommer promoted her series by providing expert travel advice to national television, online and radio outlets. The Arthur Frommer blog was listed as one of the "10 top web sites for travelers in 2008" by *The New York Post.* National publicity for Weight Watchers' *Start Living, Start Losing* featured the appearance of Sarah, Duchess of York, on the *TODAY Show* and coverage in *Publishers Weekly* and *Health Magazine*.

The Financial Times included five Wiley titles on their list of holiday picks for investors, including: *The Little Book Of Common Sense Investing* by John C. Bogle; *The Little Book That Makes You Rich* by Louis Navellier*; A Demon of Our Own Design: Markets, Hedge Funds, and the Perils of Financial Innovation* by Richard Bookstaber; *Capital Ideas Evolving* by Peter L. Bernstein; and *Inside the Investor's Brain* by Richard L. Peterson. *A Demon of Our Own Design* was selected as a best investing book of 2007 by Bloomberg News, *Kiplinger's Personal Finance* and 800-CEO-READ, and was a holiday pick by Forbes.com.

The Webster's New World web site launched during the quarter, with a complete online catalog, "Word of the Year" information and archives, and radio interviews. *Frommers.com* introduced its first sponsored microsite, Family Vacations with Sheraton Hotels, as well as a custom site for Rail Europe. *JKLasser.com*, which was launched in the third quarter, offers content plus services and community features.

Scientific, Technical, and Medical (STM)
U.S. STM revenue for the third quarter and nine months increased 2% to $58 million and $169 million, respectively. Growth in journal revenue was partially offset by a lackluster performance in the book program. Global STM revenue advanced 5% for the quarter and nine-month period. Direct contribution to profit rose 3% for the quarter and was essentially flat for the nine months. Top-line growth for the year-to-date period was offset by increased content development costs associated with new journal titles.

An enhanced version of *InfoPOEMs* with *InfoRetriever*, our evidence-based medicine point-of-care resource, was launched under the new name of *Essential Evidence Plus*. During the quarter, STM signed an agreement to launch *Archives of Drug Information*, a resource for the pharmaceutical industry, which will provide a repository for clinical trials and similar projects that yield negative or inconclusive results. The Company also extended its partnership with the American Association of Anatomists to publish *Anatomical Sciences Education,* a bimonthly journal. Wiley already publishes two journals for the society, *Anatomical Record* and *Developmental Dynamics*.

STM renewed its agreement with The American Association for the Study of Liver Diseases to publish two prestigious journals, *Hepatology* and *Liver Transplantation.* The first issue of the bimonthly *IUBMB Life* published during the quarter, on behalf of the International Union of Biochemistry and Molecular Biology (IUBMB*).* Wiley already publishes *Biochemistry and Molecular Biology* for the IUBMB.

Nanoscience and Nanotechnology Series, a new book series, was announced during the quarter. Notable titles published during the quarter included Nobel Prize laureate George Olah's latest book, *Superelectrophiles and Their Chemistry* and *The Brain Atlas: A Visual Guide to the Human Nervous System,* 3rd edition by Thomas A. Woolsey, Joseph Hanaway and Mokhtar H. Gado. In addition, 95 volumes of *Chemistry of Heterocyclic Compounds* launched online.

Dr. Richard P. Lifton, Chairman of the Department of Genetics and Sterling Professor of Genetics and Internal Medicine at Yale University School of Medicine, and Investigator of the Howard Hughes Medical Institute, is the recipient of the seventh annual Wiley Prize in the Biomedical Sciences. Dr. Lifton is being recognized for his discovery of multiple genes that cause many forms of high and low blood pressure. His findings highlight the importance of dietary salt in hypertension.

Blackwell

Blackwell revenue and operating income for the third quarter was $115 million and $16 million, respectively. Operating income included $5 million of amortization charges for intangible assets related to the acquisition. Third quarter interest costs associated with the financing of the acquisition were approximately $17 million. The higher operating income, which included certain transition related costs, plus the previously mentioned foreign tax benefits were partially offset by acquisition financing costs. Blackwell's results were accretive to Wiley's third quarter EPS by $0.09.

Blackwell revenue and operating income for the nine months was $347 million and $45 million, respectively. Operating income included $17 million of amortization charges for intangible assets related to the acquisition. Year-to-date interest costs associated with the financing of the acquisition were approximately $50 million. Blackwell's results were accretive to Wiley's year-to-date EPS by $0.18, excluding one-time tax benefits. New tax legislation reduced the U.K. corporate income tax rate from 30% to 28%, resulting in a $0.26 per share deferred tax benefit, mainly attributable to the intellectual publishing assets acquired with Blackwell.

Blackwell continues to attract new and extend existing society relationships. New agreements were signed with the Cognitive Science Society for the journals *Cognitive Science* and *Topics in Cognitive Science*; the European Dialysis Technicians and European Renal Care Association for the *Journal of Renal Care*; the Voltaire Foundation for *The Journal for Eighteenth Century Studies,* the leading interdisciplinary journal in its field; and for *Theoria*, the flagship Scandinavian journal in European analytic philosophy.

Contract renewals and extensions included the *Journal of the European Academy of Dermatology and Venereology*; the Royal Entomological Society's six journals; *Nephrology,* the journal of the Asian Pacific Society of Nephrology; *Journal of Sleep Research; Clinical and Experimental Optometry,* the journal of the Optometrists Association of Australia, the New Zealand Association of Optometrists and the Hong Kong Society of Professional Optometrists; *Journal of Evolutionary Biology* for the European Society of Evolutionary Biology; *Australian Occupational Therapy Journal*; *Child Development* and *Child Development Abstracts* for the Society for Research in Child Development; *Transactions of the Institute of British Geographers, Area* and *Geographical Journal,* as well as a book series, for the Royal Geographical Society; *Economic History Review* for the Economic History Society; and Philosophical Quarterly on behalf of Edinburgh University and the Scots Philosophical Society.

A new magazine, *Health for Women*, was signed with the Association of Women's Health, Obstetric and Neonatal Nurses, which is already a publishing partner. This controlled circulation publication will be distributed to a large audience of patients at clinics and extends the Company's growing presence in the U.S. nursing community. A new journal, *Oral Surgery,* was launched during the quarter.

During the quarter, Blackwell entered a partnership with MyiLibrary for an ebooks package based on the Lecture Notes series, to be sold to medical school and hospital libraries. A microsite for the *Blackwell Encyclopedia of Sociology,* with nearly 30 new and updated entries, launched in December. Sixteen new titles were added to *Blackwell Reference Online*. The Blackwell *Compass* journals began to offer new experimental features designed to facilitate pedagogical use of the review articles contained in these interdisciplinary journals. Every *Compass* journal now offers free teaching and learning guides to provide ideas for instructors regarding the use of articles in the classroom.

Higher Education

U.S. Higher Education revenue increased 3% over last year's third quarter to $50 million, bringing year-to-date revenue essentially on par with prior year. Improvement in accounting, engineering and the sale of content licenses were partially offset by lower sales in social sciences and mathematics and higher sales returns. For the nine-month period, increased sales of Microsoft Official Academic Course (MOAC) titles, the accounting program and reprint licenses were offset by lower sales in mathematics and social sciences.

For the quarter, direct contribution to profit improved 5% over prior year, but declined 8% for the nine-month period, principally due to lower planned margins from MOAC titles, higher deferred revenue from *WileyPLUS* and lower sales volume.

Reported revenue continues to be affected by the growth of *WileyPLUS*. *WileyPLUS* revenue is deferred and recognized over the course of one or two semesters, as opposed to textbook sales, which are recognized immediately upon sale. As more content is sold through the *WileyPLUS* format, a greater portion of revenue is deferred. The year-to-date deferral was approximately $2.5 million higher than prior year. *WileyPLUS* continued to gain momentum during the quarter. Higher Education introduced 21 *WileyPLUS* online guided tours to display major course content and illustrate key functionality to customers.

Wiley is taking advantage of its collaborative business relationships to benefit from the shift of bookstore sales to online channels. For the nine months, online sales directly to students grew significantly. Wiley continues to build on its successful relationships with online retailers by participating in a number of marketing promotions. Higher Education is also taking advantage of the new online platform, *CourseSmart,* to distribute complimentary copies to professors electronically.

Key revisions released this quarter include: Kieso/*Intermediate Accounting* 12th edition update; Weygandt/*Managerial Accounting* 4th edition; Dawson/*Dicho* 8th edition; deBlij/ *Regions* 13th edition, Hein/*Introduction to General Organic Biochemistry* 9th edition; and Gilat/*MATLAB* 3rd edition.

Europe

Wiley Europe's revenue for the third quarter and nine months increased 8% to $81 million and $246 million, respectively, or 3% excluding foreign exchange. Moderate growth in journal revenue and strong sales of indigenous P/T books were partially offset by lower controlled-circulation advertising revenue. Direct contribution to profit for the third quarter and nine months increased 5% to $26 million and $83 million, respectively, or 4% excluding foreign exchange.

Wiley and the International Union of Pure and Applied Chemistry (IUPAC) agreed to sponsor the Polymer International-IUPAC Prize for creativity in applied polymer science or polymer technology, a new award for young researchers. Wiley renewed its society contracts for *The Cochrane Library* and *Journal of Pathology*.

Online usage of products and services continues to grow. The online portal *goProteomics* (www.wiley-vch.de/goproteomics) was expanded to include all Wiley proteomics content, including journals, books, online books and major reference works. Controlled-circulation print publications, including *Spectroscopy Europe, Spectroscopy Asia* and *Microscopy and Analysis,* became available as Flash9-based e-books, with page-turning technology and clickable advertisements. *Terms for Civil Engineers Online*, the bilingual dictionary of more than 37,000 technical structural and civil engineering terms, was launched in January.

With the goal of providing more value to readers, *Materials Views*, a monthly news section in twenty Wiley materials science journals, was introduced. In addition, *Chemistry-A European Journal* now includes a new communications and reviews section. The "Einstein Lecture" by Nobel Prize laureate Peter Grünberg was published in *Annalen der Physik*, joining other papers by recent Nobel Prize winners in physics.

The German *For Dummies* program enjoyed a strong quarter, driven by robust sales through online retailers. A new *For Dummies* workbook format was successfully introduced in the U.K.

Asia, Australia and Canada
Wiley's third quarter revenue in Asia, Australia and Canada advanced 13% to $49 million, or 3% excluding favorable foreign exchange. For the nine months, revenue advanced 16% to $120 million, or 8% excluding foreign exchange. Strength in P/T and STM in Asia and indigenous Higher Education publishing in Canada was moderated by sluggish sales in Wiley Australia's School business and Wiley Canada's P/T business.

Direct contribution to profit in the third quarter improved $1 million over the prior year. Excluding favorable foreign exchange, direct contribution to profit in the third quarter declined $2 million, principally due to investment in indigenous publishing programs in Asia and Australia and the timing of promotional costs in Canada. For the nine months, direct contribution to profit was on par with the prior year period, excluding foreign currency.

Wiley Asia reported third quarter growth, with strength in STM, Blackwell and P/T. Higher Education performed particularly well in India, offsetting softness in other regions. P/T was strong in most regions. Business, finance and technology books continue to lead the way. The STM markets in Japan, Taiwan and Korea improved after a slow start to the year, while India and Southeast Asia continued to perform well as the Company takes advantage of sales opportunities for Blackwell books.

Third quarter results in Australia reflect lower than expected performance from the School frontlist and the timing of lower reprint revenue. STM books benefited from effective marketing campaigns to promote new titles.

Revenue growth in Canada was driven by indigenous Higher Education publications and STM books. *WileyPLUS* revenue continued to grow in Canada. Sales of P/T products were down due pricing pressure caused by the strengthening of the Canada dollar relative to the US dollar.

Conference Call

Wiley will hold a conference call today, Tuesday, March 11, 2008, at 10:30 a.m. (EDT) to discuss its financial results for the third quarter of fiscal year 2008. The call will include a brief management presentation followed by a question and answer session.

To participate in the conference call, please dial the following number approximately ten minutes prior to the scheduled starting time: (877) 856-1956. International callers may participate by dialing: (719) 325-4787.

A replay of the call will be available from 2 p.m. (EDT) on Tuesday, March 11, 2008, through midnight (EDT) on March 18 by dialing (888) 203-1112 or (719) 457-0820 and entering Pass code: 9427417.

A live audio webcast will be accessible at http://www.wiley.com/go/communications. A replay of the webcast will be accessible for 14 days afterwards.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used book market; (vii) worldwide economic and political conditions; (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) the ability of the Company to successfully integrate acquired operations and realize expected opportunities and (x) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

About Wiley

Founded in 1807, John Wiley & Sons, Inc. has been a valued source of information and understanding for 200 years; helping people around the world meet their needs and fulfill their aspirations. Since 1901, Wiley and its acquired companies have published the works of more than 350 Nobel laureates in all categories: Literature, Economics, Physiology/Medicine, Physics, Chemistry and Peace.

Our core businesses include scientific, technical, medical and scholarly journals, encyclopedias, books, and online products and services; professional/trade publishes books, subscription products, training materials, and online applications and websites; and educational materials for undergraduate and graduate students and lifelong learners. Wiley's global headquarters are located in Hoboken, New Jersey, with operations in the U.S., Europe, Asia, Canada, and Australia. The Company's Web site can be accessed at http://www.wiley.com. The Company is listed on the New York Stock Exchange under the symbols JWa and JWb.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized

JOHN WILEY & SONS, INC.
Registrant

By

/s/ William J. Pesce

William J. Pesce
President and
Chief Executive Officer

By

/s/ Ellis E. Cousens

Ellis E. Cousens
Executive Vice President and
Chief Financial & Operations Officer

Dated: March 10, 2008

UNAUDITED SUMMARY OF OPERATIONS
FOR THE NINE MONTHS ENDED
JANUARY 31, 2008 AND 2007
(in thousands, except per share amounts)

Adjusted - For Tax Benefits

		Nine Months Ended January 31,				
		Consolidated	Blackwell	Wiley (Excl. Blackwell)		
		2008	2008	2008	2007	% Change
Revenue	$	1,240,769	347,010	893,759	844,554	6%
Costs and Expenses						
Cost of Sales		402,987	116,376	286,611	267,525	7%
Operating and Administrative Expenses		632,283	168,791	463,492	438,163	6%
Amortization of Intangibles		29,210	16,709	12,501	11,151	12%
Total Costs and Expenses		1,064,480	301,876	762,604	716,839	6%
Operating Income		176,289	45,134	131,155	127,715	3%
Operating Margin		14.2%	13.0%	14.7%	15.1%	
Interest Expense and Other, Net (A)		49,382	47,352	2,030	7,405	
Income (Loss) Before Taxes		126,907	(2,218)	129,125	120,310	7%
Adjusted Provision (Benefit) for Income Taxes (B)		27,027	(13,104)	40,132	40,530	
Adjusted Net Income (Loss)	$	99,880	10,886	88,993	79,780	12%
Adjusted Income (Loss) Per Diluted Share	$	1.69	0.18	1.50	1.37	9%
Average Diluted Shares		59,165	59,165	59,165	58,051	

Reconciliation of Non-GAAP Adjusted Financial Disclosure (Tax Benefit)

Adjusted Net Income (Loss)	$	99,880	10,886	88,993	79,780	
Tax Benefit (B)		18,663	15,574	3,089	5,468	
Net Income (Loss) - GAAP	$	118,543	26,460	92,082	85,248	8%
Adjusted Income (Loss) Per Diluted Share	$	1.69	0.18	1.50	1.37	
Tax Benefit (B)		0.32	0.26	0.05	0.09	
Income (Loss) Per Diluted Share - GAAP	$	2.00	0.45	1.56	1.47	6%

(A) Interest expense reported for Blackwell includes acquisition financing costs.

(B) Income taxes for Blackwell were computed on a stand-alone basis. Fiscal year 2008 excludes a $18.7 million tax benefit, or $0.32 per diluted share, associated with new tax laws enacted in the United Kingdom and Germany that reduced the corporate income tax rates from 30% to 28% and from 39% to 29%, respectively. The benefits recognized by the Company reflect the adjustments required to record all U.K. and Germany-related deferred tax balances at the new corporate income tax rates. Fiscal year 2007 excludes a $5.5 million tax benefit, or $0.09 per diluted share, which resulted from the favorable resolution and settlements of certain tax matters with authorities in the U.S. and abroad.

Note: The Company's management internally evaluates its operating performance excluding unusual and/or non-recurring events.

The Company believes excluding such events provides a more effective and comparable measure of performance. We also believe that excluding the effects of these tax benefits provides a more balanced view of the underlying dynamics of our business. Since adjusted net income and adjusted earnings per share are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share, as an indicator of operating performance. Accordingly, adjusted net income and adjusted earnings per share are reconciled above to net income and earnings per share on a GAAP basis.

In connection with the integration of Blackwell, we have realigned the reporting of journal distribution costs from cost of sales to operating and administrative costs. All prior year periods have been restated for comparability. These changes had no impact on Wiley's net income and EPS.

JOHN WILEY & SONS, INC.
UNAUDITED SUMMARY OF OPERATIONS
FOR THE THIRD QUARTER ENDED
JANUARY 31, 2008 AND 2007
(in thousands, except per share amounts)

Adjusted - For Tax Benefits

		Third Quarter Ended January 31,				
		Consolidated	**Blackwell**	**Wiley (Excl. Blackwell)**		
						%
		2008	**2008**	**2008**	**2007**	**Change**
Revenue	$	429,274	114,754	314,520	296,710	6%
Costs and Expenses						
Cost of Sales		139,668	37,554	102,114	94,023	9%
Operating and Administrative Expenses		211,970	56,307	155,663	148,008	5%
Amortization of Intangibles		9,590	5,387	4,203	3,972	6%
Total Costs and Expenses		361,228	99,248	261,980	246,003	6%
Operating Income		68,046	15,506	52,540	50,707	4%
Operating Margin		15.9%	13.5%	16.7%	17.1%	
Interest Expense and Other, Net (A)		15,930	15,500	430	2,689	
Income (Loss) Before Taxes		52,116	6	52,110	48,018	9%
Adjusted Provision (Benefit) for Income Taxes (B)		12,132	(5,298)	17,431	15,882	
Adjusted Net Income (Loss)	$	39,984	5,304	34,679	32,136	8%
Adjusted Income (Loss) Per Diluted Share	$	0.67	0.09	0.59	0.55	7%
Average Diluted Shares		59,280	59,280	59,280	58,306	

Reconciliation of Non-GAAP Adjusted Financial Disclosure (Tax Benefit)

Adjusted Net Income (Loss)	$	39,984	5,304	34,679	32,136	
Tax Benefit (B)		-	-	-	1,275	
Net Income (Loss) - GAAP	$	39,984	5,304	34,679	33,411	4%
Adjusted Income (Loss) Per Diluted Share	$	0.67	0.09	0.59	0.55	
Tax Benefit (B)		-	-	-	0.02	
Income (Loss) Per Diluted Share - GAAP	$	0.67	0.09	0.59	0.57	4%

(A)   Interest expense reported for Blackwell includes acquisition financing costs.

(B)   Fiscal year 2007 excludes a $1.3 million tax benefit, or $0.02 per diluted share, which resulted from the favorable resolution and settlements of certain tax matters with authorities in the U.S. and abroad.

Note: The Company's management internally evaluates its operating performance excluding unusual and/or non-recurring events. The Company believes excluding such events provides a more effective and comparable measure of performance. We also believe that excluding the effects of these tax benefits provides a more balanced view of the underlying dynamics of our business. Since adjusted net income and adjusted earnings per share are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share, as an indicator of operating performance. Accordingly, adjusted net income and adjusted earnings per share are reconciled above to net income and earnings per share on a GAAP basis.

In connection with the integration of Blackwell, we have realigned the reporting of journal distribution costs from cost of sales to operating and administrative costs. All prior year periods have been restated for comparability. These changes had no impact on Wiley's net income and EPS.

JOHN WILEY & SONS, INC.
UNAUDITED SEGMENT RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED
JANUARY 31, 2008 AND 2007
(in thousands)

		Third Quarter Ended January 31,			Nine Months Ended January 31,		
		2008	**2007**	**% Change**	**2008**	**2007**	**% Change**
Revenue							
US Segment							
Professional/Trade	$	103,334	101,331	2%	302,381	287,088	5%
Scientific, Technical and Medical		57,584	56,216	2%	169,438	166,803	2%
Higher Education		49,721	48,139	3%	136,453	137,832	-1%
Total US		210,639	205,686	2%	608,272	591,723	3%
European Segment		81,281	75,204	8%	246,202	227,920	8%
Blackwell Segment		114,754	-	100%	347,010	-	100%
Asia, Australia & Canada Segment		48,982	43,334	13%	120,480	103,640	16%
Intersegment Sales Eliminations		(26,382)	(27,514)	-4%	(81,195)	(78,729)	3%
Total Revenue	$	429,274	296,710	45%	1,240,769	844,554	47%
Direct Contribution to Profit							
US Segment							
Professional/Trade	$	29,233	27,134	8%	83,850	73,585	14%
Scientific, Technical and Medical		27,686	26,871	3%	81,366	81,570	0%
Higher Education		16,638	15,801	5%	41,944	45,658	-8%
Total US		73,557	69,806	5%	207,160	200,813	3%
European Segment		26,193	24,858	5%	82,830	78,735	5%
Blackwell Segment		40,800	-	100%	119,193	-	100%
Asia, Australia & Canada Segment		14,431	13,226	9%	29,568	23,178	28%
Total Direct Contribution to Profit		154,981	107,890	44%	438,751	302,726	45%
Shared Services and Administrative Costs							
Wiley:							
Distribution		(19,307)	(18,490)	4%	(56,336)	(53,769)	5%
Information Technology & Development		(17,509)	(16,006)	9%	(50,253)	(47,143)	7%
Finance		(10,010)	(8,350)	20%	(29,526)	(25,686)	15%
Other Administration		(14,738)	(14,337)	3%	(52,162)	(48,413)	8%
		(61,564)	(57,183)	8%	(188,277)	(175,011)	8%
Blackwell:							
Distribution		(8,673)	-		(25,781)	-	
Information Technology & Development		(6,344)	-		(17,859)	-	
Finance		(5,234)	-		(16,460)	-	
Other Administration		(5,120)	-		(14,085)	-	
		(25,371)	-		(74,185)	-	
Operating Income	$	68,046	50,707	34%	176,289	127,715	38%

Note: In connection with the integration of Blackwell, we have realigned the reporting of certain accounts within segment reporting as follows: journal distribution and fulfillment costs were moved from direct costs to Shared Service - Distribution and certain operational incentive compensation costs were moved from Shared Service - Other Administration to direct costs. In addition, certain product lines were realigned in the Unaudited Segment Results to correspond with management responsibility. All prior year periods have been restated for comparability. These changes had no impact on Wiley's net income and EPS.

JOHN WILEY & SONS, INC.
UNAUDITED CONDENSED STATEMENTS OF FINANCIAL POSITION
(in thousands)

		January 31,		April 30,
		2008	**2007**	**2007**
Current Assets				
Cash & cash equivalents	$	220,820	30,618	71,493
Accounts receivable		248,165	186,506	201,407
Inventories		110,275	95,033	112,863
Deferred income tax benefits		11,147	8,427	16,734
Prepaid and other		28,693	12,571	18,683
Total Current Assets		619,100	333,155	421,180
Product Development Assets		100,865	66,835	79,830
Property, Equipment and Technology		132,005	108,420	126,712
Intangible Assets		1,126,330	308,211	1,166,289
Goodwill		701,320	206,600	704,143
Deferred Income Tax Benefits		48,393	11,440	16,568
Other Assets		38,983	29,713	32,136
Total Assets		2,766,996	1,064,374	2,546,858
Current Liabilities				
Accounts and royalties payable		203,441	113,487	141,567
Deferred revenue		322,732	156,075	305,405
Accrued income taxes		13,066	23,811	9,353
Accrued pension liability		2,556	6,091	2,139
Other accrued liabilities		125,294	66,144	133,662
Current portion of long-term debt		45,000	-	22,500
Total Current Liabilities		712,089	365,608	614,626
Long-Term Debt		988,106	82,073	977,721
Accrued Pension Liability		101,864	62,216	112,271
Other Long-Term Liabilities		103,162	33,635	41,174
Deferred Income Taxes		229,059	17,554	271,558
Shareholders' Equity		632,716	503,288	529,508
Total Liabilities & Shareholders' Equity	$	2,766,996	1,064,374	2,546,858

JOHN WILEY & SONS, INC.
UNAUDITED STATEMENTS OF FREE CASH FLOW
(in thousands)

		Nine Months Ended January 31,	
		2008	2007
Operating Activities:			
Net income	$	118,543	85,248
Amortization of intangibles		29,211	11,152
Amortization of composition costs		35,301	28,004
Depreciation of property, equipment and technology		24,353	20,895
Special non-cash tax benefits		(18,663)	(5,468)
Stock-based compensation (net of tax)		10,289	9,177
Excess tax benefits from stock-based compensation		(6,902)	(2,134)
Non-cash charges and other		32,898	46,275
Change in deferred revenue		18,970	10,058
Net change in operating assets and liabilities		(11,706)	(48,286)
Cash Used for Operating Activities, excluding acquisitions		233,304	154,921
Investments in organic growth:			
Additions to product development assets		(85,237)	(53,537)
Additions to property, equipment and technology		(29,009)	(22,904)
Free Cash Flow		115,048	78,480
Other Investing and Financing Activities:			
Acquisitions, net of cash		(4,834)	(17,313)
Repayment of long-term debt		(446,973)	(129,536)
Borrowings of long-term debt		479,858	48,579
Purchase of treasury shares		(3,679)	(7,278)
Change in book overdrafts		10,598	(3,395)
Cash dividends		(19,181)	(17,092)
Proceeds from issuance of stock on option exercises and other		12,351	5,730
Excess tax benefits from stock-based compensation		6,902	2,134
Cash Provided by Investing and Financing Activities		35,042	(118,171)
Effects of Exchange Rate Changes on Cash		(763)	563
Increase (Decrease) in Cash and Cash Equivalents for Period	$	149,327	(39,128)

RECONCILIATION TO GAAP PRESENTATION

Investing Activities:			
Additions to product development assets	$	(89,247)	(53,537)
Additions to property, equipment and technology		(29,009)	(22,904)
Acquisitions, net of cash		(4,834)	(17,313)
Cash Used for Investing Activities	$	(123,090)	(93,754)
Financing Activities:			
Cash Provided by Investing and Financing Activities	$	35,042	(118,171)
Less:			
Acquisitions, net of cash		(4,834)	(17,313)
Cash Provided by Financing Activities	$	39,876	(100,858)

Note: The Company's management evaluates cash flow performance using free cash flow. The Company believes free cash flow provides a meaningful and comparable measure of cash flow performance. Since free cash flow is not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures, including cash used for investing activities and financing activities, as reported, as an indicator of cash flow performance.